SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2008
                          ------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-52111
                                               ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Seneca Falls Savings Bank 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Seneca-Cayuga Bancorp, Inc.
                                19 Cayuga Street
                          Seneca Falls, New York 13148

                              SUMMARY ANNUAL REPORT

                    FOR SENECA FALLS SAVINGS BANK 401(K) PLAN

This is a summary of the annual report for the Seneca Falls Savings Bank 401(k) Plan, EIN 15-0443420, Plan No. 004, for period January 1, 2008 through December 31, 2008. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).
                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $28,797. These expenses included $27,459 in benefits paid to participants and beneficiaries and $1,338 in other expenses. A total of 50 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $898,016 as of December 31, 2008, compared to $981,111 as of January 1, 2008. During the plan year the plan experienced a decrease in its net assets of $83,095. This decrease includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $(54,298) including employer contributions of $33,366, employee contributions of $166,560, and earnings from investments of $(254,224).

                      Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1.       Financial Information; and
2. Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Seneca Falls Savings Bank, 19 Cayuga Street, Seneca Falls, NY 13148, (315) 568-5855.

You also have the right to receive from the plan administrator, on request at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of the report.

You also have the legally protected right to examine the annual report at the main office of the plan (Seneca Falls Savings Bank, 19 Cayuga Street, Seneca Falls, NY 13148) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 SENECA FALLS SAVINGS BANK
                                 401(k) PLAN




Date:  June 16, 2009             By:      /s/ Manzo D. Case
                                          --------------------------------------
                                 Name:    Menzo D. Case
                                 Title:   President and Chief Executive Officer,
                                          Seneca Falls Savings Bank